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                                                                  Exhibit (h)(3)

March 15, 2004

Each Registered Management Investment Company
     Party to the Agreement (as such term is defined below)
c/o Calamos Asset Management, Inc.
1111 East Warrenville Road
Naperville, IL 60563-1493

Ladies and Gentlemen:

Reference is made to the Mister Services Agreement by and among State Street Bank and Trust Company and each Fund party thereto dated as of March l5, 2004 (as amended, restated, modified or supplemented from time to time, the "Agreement"). All capitalized terms used but not defined herein shall have the meanings defined in the Agreement.

Pursuant to Section 3 of the Agreement, the Agent's cumulative liability for each calendar year. with respect to the Funds under the Agreement, regardless of the form of action or legal theory, shall be limited to actual or direct damage up to the greater of (i) one (1) times its total' compensation earned and fees payable under the Agreement during the calendar year (or annualized period) preceding the event giving liability or (ii) Five Million Dollars ($5,000,000).

Each Fund agrees that it shall keep the provisions of this letter agreement confidential and shall not disclose the same to any other person except a1 the request or with the prior written consent of the Agent.

Your signature below indicates the binding nature of this letter agreement.

Very truly yours,

State Street Bank and Trust Company


By: /s/ Joseph L. Mosely
    ---------------------------------
Name: Joseph L. Mosely
Title: Executive Vice President


Agreed:

Each Registered Management Investment
Company Party to the Agreement


By: /s/ Nimish S. Bhatt
    ---------------------------------
Name: Nimish S. Bhatt
Title: Treasurer